As filed with the Securities and Exchange Commission on January 28, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

ACTIVCARD S.A.
(Name of Subject Company (Issuer))

ACTIVCARD CORP. (Offeror)
and
ACTIVCARD S.A. (Issuer)
(Name of Filing Persons (identifying status as
offeror, issuer or other person))

COMMON SHARES, PAR VALUE EURO 1.00 PER SHARE
AND
AMERICAN DEPOSITORY SHARES
(Title of Class of Securities)

COMMON SHARES, ISIN FR0004151314
AMERICAN DEPOSITORY SHARES, CUSIP 00505N109
(CUSIP Number of Class of Securities)

STEVEN HUMPHREYS
CHIEF EXECUTIVE OFFICER
ACTIVCARD S.A.
6623 Dumbarton Circle
Fremont, California 94555
Telephone: (510) 574-0100
Facsimile: (510) 574-0135
(Name, address and telephone number of persons authorized
to receive notices and communications on behalf of filing persons)

Copy to:
STEPHEN C. FERRUOLO, ESQ.
HELLER EHRMAN WHITE & MCAULIFFE LLP
4350 La Jolla Village Drive, 7th Floor
San Diego, California 92122
Telephone: (858) 450-8400
Facsimile: (858) 450-8499

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (the “Amendment”) amends and supplements the tender offer statement on Schedule TO originally filed with the Securities and Exchange Commission by ActivCard Corp., a newly formed Delaware company (“ActivCard Corp.”), and ActivCard S.A., a societé anonyme organized under the laws of the Republic of France (“ActivCard S.A.”) on January 6, 2003 (as amended, the “Schedule TO”). The Schedule TO relates to the offer by ActivCard Corp. to exchange:

•	one share of its common stock, $0.001 par value per share, for every common share, par value Euro 1.00 per share, of ActivCard S.A.; and

•
one share of its common stock, $0.001 par value per share, for every American depositary share (ADS) evidenced by an American depositary receipt (ADR) of ActivCard S.A. (the “Exchange Offer”). Each ADS represents one common share of ActivCard S.A.

In connection with the Exchange Offer, ActivCard Corp. has filed a registration statement on Form S-4 (file no. 333-100067) (the “Registration Statement”) with the Securities and Exchange Commission. The terms and conditions of the Exchange Offer are set forth in the prospectus filed January 6, 2003 pursuant to Rule 424(b)(3) and any prospectus supplement or amendment thereto (the “Prospectus”), which is part of the Registration Statement and the related Form of Acceptance and Letter of Transmittal.

Item 1.    Summary Term Sheet.

Item 1 is hereby supplemented and amended as follows:

The information set forth in the sections of the Prospectus entitled “Questions and Answers about the Exchange Offer” and “Summary of the Prospectus” is incorporated herein by reference. All conditions to ActivCard Corp.’s obligation to complete the exchange offer, other than those relating to governmental regulatory approvals, if any, will be satisfied or waived prior to the expiration of the exchange offer.

Item 4.    Terms of the Transaction.

Item 4(a) is hereby supplemented and amended as follows:

(a)  The information set forth in the sections of the Prospectus entitled “Questions and Answers about the Exchange Offer,” “Summary of the Prospectus,” “The Exchange Offer,” “Terms of the Exchange Offer” and “Comparison of Rights of Holders of Capital Stock” is incorporated herein by reference. All conditions to ActivCard Corp.’s obligation to complete the exchange offer, other than those relating to governmental regulatory approvals, if any, will be satisfied or waived prior to the expiration of the exchange offer. In addition, the bring-down legal tax opinion to be rendered by Heller Ehrman White & McAuliffe LLP will be rendered, if at all, prior to the expiration of the exchange offer. If the bring-down legal tax opinion is not rendered prior to the expiration of the exchange offer, ActivCard Corp. will extend the exchange offer period and provide investors with a revised prospectus with appropriate tax disclosure. ActivCard Corp. will pay for all properly tendered securities promptly upon expiration of the exchange offer and therefore will only delay accepting or exchanging any outstanding securities in anticipation of receiving necessary governmental regulatory approvals, if any.

Item 6.    Purposes of the Transaction and Plans or Proposals.

Item 6(c) is hereby supplemented and amended as follows:

(c)  (1)    The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer,” “The Exchange Offer—Effect of the exchange offer” and “Risk Factors—Risks related to the exchange offer and ActivCard Corp.” is incorporated herein by reference.

       (2)    There are no plans, proposals or negotiations that relate to, or would result in, any purchase, sale or transfer of a material amount of assets of ActivCard S.A. or any of its subsidiaries.

       (3)    There are no plans, proposals or negotiations that relate to, or would result in, any material change in the dividend rate or policy, or indebtedness or capitalization of ActivCard S.A.

       (4)    The information set forth in the section of the Prospectus entitled “Information about ActivCard Corp.—Directors and executive officers” is incorporated herein by reference.

       (5)    The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer,” “The Exchange Offer—Effect of the exchange offer” and “Risk Factors—Risks related to the exchange offer and ActivCard Corp.” is incorporated herein by reference.

       (6)    The information set forth in the sections of the Prospectus entitled “Summary of the Prospectus—The securities,” “The Exchange Offer—Transfer of Nasdaq and Nasdaq Europe listings” and “Risk Factors—Risk related to the exchange offer and ActivCard Corp.—This transaction may adversely affect the liquidity and value of non-tendered ActivCard S.A. securities” is incorporated herein by reference.

       (7)    Pursuant to the Exchange Offer, ActivCard Corp. is attempting to acquire all of the outstanding common shares and ADSs of ActivCard S.A., which would result in the ActivCard S.A. securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

       (8)    There are no plans, proposals or negotiations that relate to, or would result in, the suspension of ActivCard S.A.’s obligation to file reports under Section 15(d) of the Securities Act.

       (9)    There are no plans, proposals or negotiations that relate to, or would result in, the acquisition by any person of additional securities of, or the disposition of securities of, ActivCard S.A.

       (10)  There are no plans, proposals or negotiations that relate to, or would result in, any changes in ActivCard S.A.’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of ActivCard S.A.

Item 12.    Exhibits.

An amended and restated list of exhibits filed herewith is contained in the Index to Exhibits, which is incorporated herein by reference.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2003

ACTIVCARD CORP.

By:	/s/ Blair W. Geddes
Name: Blair W. Geddes
Title: Chief Financial Officer

ACTIVCARD S.A.

By:	/s/ Blair W. Geddes
Name: Blair W. Geddes
Title: Chief Financial Officer

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INDEX TO EXHIBITS

EXHIBIT NUMBER

(a)(1)(i)	Form of Acceptance relating to ActivCard S.A. common shares**

(a)(1)(ii)	Letter of Transmittal relating to ActivCard S.A. ADSs**

(a)(1)(iii)	Notice of Guaranteed Delivery relating to ActivCard S.A. ADSs**

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees**

(a)(1)(v)	Letter to Clients re ADSs**

(a)(1)(vi)	Letter to holders of ActivCard S.A. common shares**

(a)(1)(vii)	Letter to holders of ActivCard S.A. ADSs**

(a)(1)(viii)	Press release dated September 24, 2002*

(a)(1)(ix)	Press release dated January 6, 2003*

(a)(l)(x)	Memorandum to ActivCard S.A. Security Holders dated January 22, 2003*

(a)(i)(xi)	Press release dated January 23, 2003*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Prospectus dated December 31, 2002**

(a)(5)	Not applicable

(b)	Not applicable

(d)(1)	ActivCard S.A. 1997 Stock Option Plan**

(d)(2)	ActivCard S.A. 1998 Stock Option Plan**

(d)(3)	ActivCard S.A. 1999 Stock Option Plan**

(d)(4)	ActivCard S.A. 2000 Stock Option Plan**

(d)(5)	ActivCard S.A. 2001 Stock Option Plan**

(d)(6)	ActivCard S.A. 2002 Stock Option Plan**

(d)(7)	ActivCard Corp. 2002 Stock Option Plan**

(d)(8)	Employment Offer Letter between Steven Humphreys and ActivCard, Inc. dated October 22, 2001**

(d)(9)	Employment Offer Letter between Blair W. Geddes and ActivCard S.A. dated September 12, 2000**

(d)(10)	Promissory Note dated October 22, 2001**

(g)	Not applicable

(h)(1)	Opinion of Heller Ehrman White & McAuliffe LLP**

(h)(2)	Opinion of Shearman & Sterling LLP**

(h)(3)	Opinion of Linklaters**

*Previouly filed pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 13e-4 (e) under the Securities Exchange Act of 1934, as amended.

**Previously filed.

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